SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2004 OCT 18 A 11:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

14 October 2004

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

04045455

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
<u>- Submission of documents required by Rule 12g3-2(b)</u>

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of the announcement dated 13 October 2004 of our Company as published in the South China Morning Post in Hong Kong on 14 October 2004 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
OCT 18 2004
THOMSON FINANCIAL

Irene Ko
Company Secretary

IK/lc/cw

Encl.

c.c. J P Morgan
- Ms. Tintin Subagyo

dlw 10/18

E\cw\sa\2004 interim\ltr-sx.doc.14

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

INTERIM DIVIDEND OF HK$0.09 PER SHARE FOR THE YEAR ENDING 31 DECEMBER 2004 – MARKET VALUE OF INTERIM SCRIP DIVIDEND SHARES

This announcement is to advise the Shareholders who are entitled to receive the 2004 Interim Dividend the following information regarding the 2004 Interim Scrip Dividend Scheme:

a. how the interim scrip dividend entitlements are derived;

b. further details with respect to the election for the Interim Scrip Dividend Shares; and

c. the despatch of dividend warrants and/or share certificates.

The market value of a new Share to be allotted pursuant to the 2004 Interim Scrip Dividend Scheme has been set at **HK$8.63**.

INTRODUCTION

On Tuesday, 7 September 2004, the Directors declared the 2004 Interim Dividend. Entitled Shareholders may elect to receive such dividend wholly or partly by allotment of the Interim Scrip Dividend Shares.

MARKET VALUE OF INTERIM SCRIP DIVIDEND SHARES

The market value of the Interim Scrip Dividend Shares has been set at **HK$8.63** per Share, which is equivalent to the average of the closing prices of Shares quoted on HKSE for the five consecutive trading days from Thursday, 7 October 2004 to Wednesday, 13 October 2004 (both days inclusive).

CALCULATION OF THE NUMBER OF INTERIM SCRIP DIVIDEND SHARES

The number of Interim Scrip Dividend Shares that electing Shareholders will receive will be calculated as follows:

$$\text{Number of Interim Scrip Dividend Shares to be received} = \text{Number of Shares held as at the close of business on Wednesday, 6 October 2004 for which interim scrip dividend election is made} \times \frac{\text{HK\$0.09}}{\text{HK\$8.63}}$$

The number of Interim Scrip Dividend Shares to be received will be rounded down to the nearest whole number thereof. Fractions of Shares will be disregarded and will not be allotted to the electing Shareholders. The Interim Scrip Dividend Shares will rank pari passu in all respects with the existing issued Shares of the Company except that they shall not rank for the 2004 Interim Dividend.

OVERSEAS SHAREHOLDERS

The overseas Shareholders as at the close of business on 6 October 2004 were resident in Australia, Brunei, Canada (British Columbia and Ontario), Germany, Japan, Malaysia, New Zealand, PRC, Singapore, Thailand, The Netherlands, the United Kingdom and the United States of America.

The Company has made enquiries with legal counsels where its overseas Shareholders are based regarding legal and regulatory restrictions in allowing such overseas Shareholders to participate in the 2004 Interim Scrip Dividend Scheme as required by rule 13.36(2) of the Rules Governing the Listing of Securities on HKSE. The Directors have been advised by the relevant local legal counsels that:

(A) without complying with local approval and/or registration requirements and/or other formalities, subject to certain exceptions, the 2004 Interim Scrip Dividend Scheme may not be offered to or for the account of (i) any US persons (as defined in Regulation S under the United States Securities Act of 1933, as amended) ("US Persons"), (ii) any Shareholder with a registered address in the United States of America, including its territories and possessions and the District of Columbia (the "USA"), (iii) any Shareholder with a registered address in Malaysia, and (iv) any Shareholder with a registered address in The Netherlands; and

(B) it is legally unclear whether the election by a Shareholder with a registered address in the PRC to receive the Interim Scrip Dividend Shares would result in the Company being deemed to have made a public offer of its securities in the PRC. Accordingly, it would be prudent for the Company not to offer the 2004 Interim Scrip Dividend Scheme to any Shareholder with a registered address in the PRC.

In view of the abovesaid legal advice received by the Company, the Directors have decided that it would be expedient for the Shareholders who are US Persons or who have registered addresses in the USA, Malaysia, The Netherlands and the PRC (collectively, the "Excluded Shareholders") to be excluded from the 2004 Interim Scrip Dividend Scheme. Excluded Shareholders will receive their dividends in cash in the usual way.

Notwithstanding the above, any Excluded Shareholder who is able to prove to the satisfaction of the Company that such Excluded Shareholder may legally participate in the 2004 Interim Scrip Dividend Scheme will be entitled to participate in the scheme. **Excluded Shareholders who wish to participate in the 2004 Interim Scrip Dividend Scheme should notify the Company forthwith**. Forms of election will be sent to those Shareholders falling within the category of Excluded Shareholders if such Shareholders can prove to the satisfaction of the Company that such action will not result in a contravention of any applicable legal or regulatory requirements. **In any event, the completed forms of election should be returned to the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, no later than 4:00 p.m. on Friday, 19 November 2004**.

The Directors have also been advised by the relevant local legal counsels that Shareholders in the provinces of British Columbia and Ontario, Canada may be lawfully offered the option to participate in the 2004 Interim Scrip Dividend Scheme without registration and/or other formalities. However, under section 2.6 of Multilateral Instrument 45-102 – Resale of Securities, unless certain conditions are satisfied, securities obtained by way of scrip dividend can only be traded under a prospectus or in accordance with exemptions from prospectus and registration requirements contained in (i) in the case of Shareholders in the province of British Columbia, the Securities Act (British Columbia) R.S.B.C 1996, c.418 and (ii) in the case of Shareholders in the province of Ontario, the Securities Act (Ontario) R.S.O. 1990. While Shareholders in the provinces of British Columbia and Ontario, Canada will not be excluded from the 2004 Interim Scrip Dividend Scheme, such Shareholders are advised to consult their own professional advisers whether it would be beneficial or expedient or legal for them to participate in the 2004 Interim

Scrip Dividend Scheme. The Company is not aware that it has any Shareholder in Canada with a registered address outside the provinces of British Columbia and Ontario as at the close of business on 6 October 2004.

The 2004 Interim Scrip Dividend Scheme is open to all Shareholders other than those resident in territories where it would be unlawful for them to join without complying with registration, filing or other legal requirements. For the avoidance of doubt, the 2004 Interim Scrip Dividend Shares are not offered to the public (other than Shareholders) and the forms of election are non transferable. Notwithstanding the legal advice taken by the Company, it is the responsibility of anyone wishing to join the 2004 Interim Scrip Dividend Scheme to satisfy themselves as to full observance of the laws of any relevant territory, including obtaining any governmental or other consents which may be required. Overseas Shareholders who are in any doubt as to their position should consult their own professional advisers.

DESPATCH OF CIRCULARS AND FORMS OF ELECTION

A circular giving details of the 2004 Interim Scrip Dividend Scheme together with the relevant form of election for electing the Interim Scrip Dividend Shares, if applicable, will be sent to the Shareholders in accordance with relevant local and overseas laws, regulations and requirements on or about Thursday, 21 October 2004.

DEADLINE FOR RETURNING FORMS OF ELECTION

Entitled Shareholders who wish to elect to receive the 2004 Interim Dividend wholly in Interim Scrip Dividend Shares, or partly in Interim Scrip Dividend Shares and partly in cash, must lodge the forms of election with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, **no later than 4:00 p.m. on Friday, 19 November 2004**. Entitled Shareholders who wish to receive the 2004 Interim Dividend wholly in cash do not need to take any action.

GENERAL

Application has been made to HKSE and SGX-ST for approval for the listing of, and permission to deal in, the Interim Scrip Dividend Shares. It is expected that the dividend warrants in relation to the 2004 Interim Dividend and/or share certificates with respect to the Interim Scrip Dividend Shares will be despatched at the risk of those entitled thereto on or about Tuesday, 7 December 2004. Dealings in the Interim Scrip Dividend Shares are expected to commence on the HKSE and SGX-ST on or about Wednesday, 8 December 2004 subject to the proper receipt of the share certificates with respect to the Interim Scrip Dividend Shares by the relevant Shareholders.

DEFINITIONS

"2004 Interim Dividend"	the interim dividend of HK$0.09 per Share for the year ending 31 December 2004 with a scrip alternative declared by the Directors on Tuesday, 7 September 2004 payable on Tuesday, 7 December 2004 to the Shareholders whose names were recorded on the registers of members of the Company as at the close of business on Wednesday, 6 October 2004;

"2004 Interim Scrip Dividend Scheme"	the scheme approved by the Directors on Tuesday, 7 September 2004 in relation to the 2004 Interim Dividend to offer the eligible Shareholders a scrip alternative to elect to receive such dividend wholly or partly by allotment of new Shares credited as fully paid in lieu of cash;
"Company"	Shangri-La Asia Limited, a company incorporated in Bermuda with limited liability and which has a primary listing on HKSE and a secondary listing on SGX-ST;
"Directors"	the directors of the Company;
"HK$"	Hong Kong dollars;
"HKSE"	The Stock Exchange of Hong Kong Limited;
"Interim Scrip Dividend Shares"	new Shares to be issued under the 2004 Interim Scrip Dividend Scheme;
"PRC"	The People's Republic of China;
"SGX-ST"	Singapore Exchange Securities Trading Limited;
"Share(s)"	ordinary share(s) of HK$1.00 each in the share capital of the Company; and
"Shareholder(s)"	shareholder(s) of the Company.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 13 October 2004

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Cheong (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Tow Heng Tan and Mr. Timothy David Dattels as Independent Non-Executive Directors.

* *for identification purpose only*